Exhibit 99.1

Westport Reports First Quarter 2016 Financial Results

~Positive Adjusted EBITDA in Q1 2016 for Westport Operations; Fuel Systems Stockholder Meeting Scheduled for Tuesday, May 31, 2016~

VANCOUVER, May 12, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today reported financial results for the quarter ended March 31, 2016 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"In the first three months of 2016, we have made solid progress towards our goals for the year," said David Demers, CEO of Westport. "We are maintaining our focus on key products, such as the Westport high-pressure direct injection (WestportTM HPDI) 2.0 technology, while reducing and managing our costs. This was demonstrated by the positive adjusted EBITDA in the quarter for Westport Operations, despite macro headwinds in multiple end markets. We have also strengthened our balance sheet through a strategic financing with Cartesian Capital Group and the sale of non-core assets. This solid foundation is expected to be further bolstered by Fuel Systems Solutions, Inc. ("Fuel Systems") following completion of the merger. All Fuel Systems stockholders of record should submit their proxy promptly, even if they were stockholders of record as of the prior record date and submitted a proxy for the previously scheduled meeting."

"We believe that 2016 will be a transformational year in the evolution of Westport," continued Demers. "Upon completion of the Fuel Systems merger, the combined company will be a premier alternative fuel vehicle, engine and components company, possessing the scale and strategic partnerships to compete effectively, grow, and deliver strong shareholder value as markets improve. We have also continued our progress in bringing the WestportTM HPDI 2.0 to market with our first OEM customers, and we are working very closely with AVL to attract more OEM partners. The introduction of the Cummins Westport ISB6.7 G and the ISL G Near Zero NOx natural gas engine later this year will put CWI at the forefront of the natural gas truck market in North America. We will continue to rationalize operations, drive cost efficiencies, and reduce overhead expenses as our business transitions to an asset-light, profitable growth business."

FINANCIAL OUTLOOK FOR 2016

Westport will provide full year guidance after the closing of the merger with Fuel Systems.

KEY COMPONENTS TO WESTPORT STRATEGY IN 2016

1.	Advance Commercialization of Westport HPDI 2.0:
Our major system development program, Westport HPDI 2.0, is on schedule and on budget for commercial release to our OEM customers. We are now transitioning from technology and component development to commercial sales and marketing programs with global OEMs. Our recently announced partnership with AVL will help to ensure that we have resources to support the global interest in this product offering.
2.	Complete Merger:
Westport expects to close the merger with Fuel Systems in early June and complete a post-merger integration plan, which we forecast will generate significant combined cost savings and synergies by 2018, as well as a significantly stronger combined product line in four major business divisions—OEM components, independent aftermarket components, industrial products and DOEM services. We will provide updates on cost savings and revenue expectations after closing the merger with Fuel Systems.
3.	Rationalize Portfolio: Westport expects to complete non-core asset sales, and rationalize operations and corporate costs as appropriate.
4.	Strengthen Balance Sheet:
Our post-merger combined balance sheet plus additional funding through Cartesian Capital allows us to increase our focus on streamlining operations, investing in innovative technology and launching key products into attractive markets.
5.	Drive Efficiencies: Westport intends to continue to drive cost efficiencies and reduce global overhead expenses within the merged entities.

CASH AND PRIORITIZATION OF INVESTMENTS

•	As of March 31, 2016, Westport's cash, cash equivalents, and short-term investments totalled $24.6 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the first quarter of 2016 was $11.0 million, a sequential decrease of 25% or $3.6 million from the quarter ended December 31, 2015. The decrease is primarily due to lower operating expenses.
•	Subsequent to the first quarter of 2016, Westport announced it had sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong, for an upfront payment of $6.3 million plus a potential future payment based on the Cartesian Capital Group's return on investment. The derivative grants Cartesian the option to acquire a direct equity ownership interest in Westport Hong Kong on or after the first anniversary of the closing of the sale of the Derivative.
•	Research and development expenditures for the quarter largely relate to program work associated with Westport HPDI 2.0 development partners and suppliers. The development effort has been progressing according to plan through the first quarter of the year. Westport HPDI OEM development programs are well into the testing and validation phase, with the focus being on the engine performance and durability testing, and the liquefied natural gas fuel tank systems. The delivery of production design intent components to OEM customers for vehicle integration is on target for mid-2016. As previously disclosed, Westport is investing in and developing the production facilities for the latest generation of Westport HPDI 2.0 injectors. Manufacturing systems engineering and initial equipment orders for these facilities, located within Delphi's injector manufacturing plants, are underway. Investments in Westport HPDI development programs continue to be on track to deliver future growth.
•	Westport reduced its combined operating expenses by $0.9 million, or $1.6 million excluding stock based compensation, to $25.4 million for the quarter ended March 31, 2016 compared to the same period last year. The improvements are due to prioritization of investment programs and continued cost discipline throughout the organization.

Q1 2016 FINANCIAL HIGHLIGHTS

FIRST QUARTER 2016 FINANCIAL HIGHLIGHTS
	Three Months Ended March 31, 2016		Change Better / (Worse)
($ in millions, except per share amounts)	2016	2015
Westport Revenues	$24.0	$28.0	(14.3)%
Westport Gross Margin	6.8	5.4	25.9%

Westport gross margin percentage	28.3%	19.3%	—

Operating expenses
(Research and development, general and administrative
and sales and marketing)	25.4	26.3	3.4%

Income from unconsolidated joint ventures	2.0	6.2	(66.7)%

Consolidated adjusted EBITDA
(The reconciliation of adjusted EBITDA is described below)	(10.6)	(9.2)	(15.2)%
Cash and short-term investments balance	24.6	71.3	(65.5)%
Net loss	(23.3)	(17.2)	(35.5)%
Net loss per share	(0.36)	(0.30)	(33.3)%

•	Revenue for the quarter ended March 31, 2016 was $24.0 million compared with $28.0 million for the same period last year. The decrease in revenue year-over-year was mainly due to lower demand for aftermarket products given the low oil price.
•	Gross margin for the quarter ended March 31, 2016 was 28.3% including obsolescence charges of $0.1 million and 19.3% including obsolescence charges of $2.0 million in the prior year. Adjusted gross margin excluding these obsolescence charges would have been 28.3% and 26.5% for Q1 2016 and Q1 2015, respectively.
•	Operating expenses were $25.4 million for the quarter ended March 31, 2016, a decrease of $0.9 million from $26.3 million in the same period last year primarily driven by a reduction in program expenses from prioritizing development programs and decreased headcount.
•	Westport Operations achieved positive adjusted EBITDA for the quarter ended March 31, 2016, an improvement from negative $1.4 million in the same period last year.
•	Consolidated adjusted EBITDA for the quarter ended March 31, 2016 decreased by 15.2% compared to the same period last year, due to lower revenue and income generated from the joint ventures. Excluding the joint ventures, adjusted EBITDA increased by $2.9 million.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended March 31, 2016		Change Better / (Worse)
($ in millions)	2016	2015
Units	1,647	2,278	(27.7)%
Revenue	$65.0	$73.0	(11.0)%
Gross margin	20.6	26.6	(22.6)%
Gross margin %	31.7%	36.4%
Operating expenses	15.9	11.9	(33.6)%
Segment operating income	4.7	14.6	(67.8)%
Westport's 50% interest	1.8	5.9	(69.5)%

•	Revenue was $65.0 million on 1,647 units for the quarter ended March 31, 2016, a decrease of 11.0% in revenue over the same period last year primarily due to macroeconomic conditions and lower international sales.
•	Gross margin during the quarter ended March 31, 2016 decreased by $6.0 million from $26.6 million to $20.6 million when compared against the same quarter last year. The margin decrease was primarily as a result of lower unit sales.
•	CWI operating income attributable to Westport for the quarter ended March 31, 2016 was $1.8 million compared with $5.9 million for the same period last year. This is primarily due to a decrease in unit sales and a $1.2 million favorable warranty adjustment that was included in the first quarter of 2015.

WEICHAI WESTPORT INC. HIGHLIGHTS

WEICHAI WESTPORT HIGHLIGHTS
	Three Months Ended March 31, 2016		Change Better / (Worse)
($ in millions)	2016	2015
Units	2,436	4,385	(44.4)%
Revenue	$29.9	$55.9	(46.5)%
Gross margin	3.0	5.7	(47.4)%
Gross margin percentage	10.0%	10.2%
Operating expenses	2.3	4.7	51.1%
Segment operating income	0.7	1.0	(30.0)%
Westport's 35% interest	0.2	0.3	(33.3)%

•	Weichai Westport Inc. ("WWI") revenue was $29.9 million on 2,436 units for the year ended March 31, 2016, a decrease of 46.5% in revenue compared to the prior year due primarily to lower energy prices.
•	WWI reported operating income of $0.7 million for the quarter ended March 31, 2016, a decrease of 30.0% over the same period last year primarily due to lower units sold.
•	WWI's operating income attributable to Westport for the quarter ended March 31, 2016 was $0.2 million compared with $0.3 million in the prior year period.

NON-GAAP FINANCIAL MEASURE; ADJUSTED EBITDA RESULTS

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures ("JVs").

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as supplemental information.

ADJUSTED EBITDA RESULTS
	Three months ended March 31,
($ in millions)	2016	2015
Loss before income taxes	$(23.4)	$(16.7)

Depreciation and amortization	3.1	3.5
Interest expense, net	2.3	1.5
Non-cash and other unusual adjustments	2.1	2.0
Stock-based compensation	4.0	3.4
Unrealized foreign exchange (gain) loss	1.3	(2.9)
Total Adjusted EBITDA	$(10.6)	$(9.2)

BUSINESS UNITS ADJUSTED EBITDA
		ADJUSTMENTS
($ in millions)	SEGMENT OPERATING INCOME (LOSS)	WESTPORT SHARE OF INCOME FROM THE JVS	STOCK-BASED COMPENSATION AND NON-CASH	ADJUSTED EBITDA
Three months ended March 31, 2016
Westport Operations	$(0.3)	$—	$0.3	$0.0
Corporate and Technology Investments	(18.4)	2.0	5.8	(10.6)
Total Adjusted EBITDA	$(18.7)	$2.0	$6.1	$(10.6)

BUSINESS UNITS ADJUSTED EBITDA (prior periods, for reference)
($ in millions)	Mar 31, 2016	Dec 31, 2015	SEPT 30, 2015	Jun 30, 2015
Westport Operations	$0.0	$(1.7)	$(1.9)	$(0.2)
Corporate and Technology Investments	(10.6)	(10.6)	(7.9)	(7.5)
Total Adjusted EBITDA	$(10.6)	$(12.3)	$(9.8)	$(7.7)

OUTLOOK

This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues and Adjusted EBITDA for 2016 and updating prior revenue and Adjusted EBITDA disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport's full financials for the Three Months Ended March 31, 2016, please visit westport.com/company/investors/financial

SUPPLEMENTARY FINANCIAL INFORMATION

To view unaudited historical financial information, please visit Westport's Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the Three Months Ended March 31, 2016 and Westport's full financials for the year ended December 31, 2015. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

LIVE CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for today, Thursday May 12, 2016 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at westport.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 00514. The replay will be available until May 19, 2016. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information and Where to Find It

Westport has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-4, which includes the revised proxy statement of Fuel Systems that also constitutes a prospectus. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REVISED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the revised proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the revised proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at 1-604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisors, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in the Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Fuel Systems in respect of the proposed transactions contemplated by the revised proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the revised proxy statement/prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2015, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, the effect of reorganization and restructuring of our business, the anticipated benefits of the merger with Fuel Systems, the timing and expected completion of the merger with Fuel Systems,  future rationalization of operations and reduction of overhead expenses, outcome and achievability of Westport's referenced strategy for 2016, continued research and development investment, future of our development programs (including those relating to the referenced HPDI injector production facility and such injectors), timing for launch, delivery and completion of milestones related to the products referenced herein,  Westport's expected actions, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Ryder McRitchie, Vice President, Investor Relations, Westport, T 604-718-2046, invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 12-MAY-16